T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

March 31, 2009

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008
File No. 1-12725

Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated March 3, 2009.  This letter contains the responses to the Staff’s comments.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for Fiscal Year Ended June 30, 2008

Note 1. Business Description and Summary of Significant Accounting Policies, page 73

Inventories, page 74

1.               Tell us why you identify the cost of product used in salon services by applying estimated gross profit margins to service revenues. Describe your methodology to us in more detail and explain your basis for concluding it is an acceptable method for determining the cost of inventory. In this regard, we note your disclosure at page 40, which states you made refinements to your inventory tracking systems which resulted in better tracking and accounting for retail products that your stylists transfer from retail shelves to the back bar for use in servicing customers.

Response

Total consolidated cost of service revenues was 57.6 percent, 56.6 percent and 56.8 percent of service revenues for the three years ended June 30, 2008, 2007 and 2006, respectively.  The cost of product used in salon services represents only 3.3 percent, 3.0 percent and 3.0 percent ($63.1 million, $53.7 million and $49.2 million) of service revenues for the three years ended June 30, 2008, 2007 and 2006, respectively.  The remaining component of cost of service sales primarily represents payroll and related costs.  Complete physical inventory counts, which are performed semi-annually (one in the fall and the other near year-end) at each of the company-owned salons, are the Company’s primary means of control for determining inventory quantities on hand and the cost of product used in salon service sales.  Cost of product used in salon services primarily consists of the use of “back bar” products.  Back bar products include hair color, shampoo, conditioner and hair care treatments including permanents, neutralizers and relaxers used in servicing customers.  Back bar inventory represents approximately 15% of our total inventory balance.

During the interim periods between physical inventory counts, the Company determines the cost of product used in salon services by applying estimated gross profit margins to service revenues.  The Company utilizes this approach because the cost of product used in servicing customers is only a small component of our overall cost of service sales and it is consistent year over year.  In addition, it is not practical to perform an extensive analysis of these back bar items or physical inventory counts at our distribution centers and over 8,000 company-owned salons on a quarterly basis.  The estimated gross profit margin is updated semi-annually based on the results of the physical inventory counts.  The Company also monitors other business factors on a monthly basis that could impact our gross profit margin estimates.  These factors include reviewing cost of service shipments as a percent of service revenues, mix of service sales, discounting and special promotions.  Other than at the completion of the physical inventory counts, the Company has not adjusted the estimated rates used to calculate the cost of product used in service over the last three years as the impact at these interim dates has been immaterial.

The majority of the back bar products are hair color and gallon size containers of shampoo and conditioner.  These items are shipped to the salons and properly accounted for as cost of product used in service.  If a customer requests a specific brand for use in service or if the salon runs out of its back bar product, the stylist will transfer product from the retail shelves to the back bar.  Prior to fiscal year 2008, the cost of retail products that the Company’s salon stylists transfer from retail shelves to the back bar for the use of servicing clients was included as a component of the Company’s product cost of sales in the Company’s Consolidated Statement of Operations.  The Company made a revision on July 1, 2007 to more appropriately classify these costs as a component of cost of service sales.  This revision was prompted as a result of researching our physical inventory results and an improved and more accurate process of tracking these transfers.  The revision represents approximately 10 percent of total cost of products used in service and reduced service margins by approximately 30 basis points and increased product margins by approximately 70 basis points for fiscal year 2008; however, the revision had no impact on our consolidated gross margin rate. The Company determined the revision was not material to the prior period financial statements and accounted for the revision on a prospective basis with disclosure in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Book to physical adjustments resulting from our semi-annual physical counts of inventory represent less than 0.1 percent of service sales, less than 0.2 percent of related cost of service sales and less than 1.0 percent of total inventory balances during fiscal years 2008, 2007 and 2006, respectively.  Based on the results of the Company’s physical inventory counts and the monthly review of gross margin rates, the Company believes applying estimated gross profit margins to service revenues for dates between the Company’s semi-annual physical inventory counts is an acceptable method for determining the cost of service sales.

In future filings, the Company will revise the inventory disclosure in Footnote 1 to the Consolidated Financial Statements as follows:

Inventories

Inventories consist principally of hair care products for retail product sales.  A portion of inventories are also used for salon services consisting of hair color, hair care products including shampoo and conditioner and hair care treatments including permanents, neutralizers and relaxers.  Inventories are stated at the lower of cost or market, with cost determined on a weighted average cost basis.

Physical inventory counts are performed semi-annually. Product and service inventories are adjusted based on the results of the physical inventory counts.  Between the physical inventory counts, cost of retail product sold to salon customers is determined based on the weighted average cost of product sold, adjusted for an estimated shrinkage factor, and the cost of product used in salon services is determined by applying estimated gross profit margins to service revenues.  The estimated gross profit margins related to service inventories are updated semi-annually based on the results of the physical inventory counts and other factors that could impact the Company’s margin rate estimates such as mix of service sales, discounting and special promotions. Actual results for the estimated gross margin percentage as compared to the semi-annual estimates have not historically resulted in material adjustments to our statement of operations.

Long-Lived Asset Impairment Assessments, Excluding Goodwill, page 76

2.               Tell us the nature of the assets that were included in your impairment charge of $10.5 million as of June 30, 2008 and clarify how this impairment charge was related to the plan to close certain stores in fiscal 2009. In this regard, we note that none of the impaired salon assets were held for sale.

Response

The Company reviews long-lived assets for impairment at the salon level annually or if events or circumstances indicate that the carrying value of such assets may not be recoverable.  During the fourth quarter of fiscal year 2008, the Company performed a test for long-lived asset impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), and recognized an impairment charge for the full carrying value of certain salons’ equipment and leasehold improvements totaling $10.5 million.  All of the salons included in the impairment charge had estimated negative undiscounted future cash flows.  Salon equipment and leasehold improvements consist of furniture and fixtures such as chairs, shelves, sinks and real property such as lighting, cabinets, flooring, wall-coverings and signs. The salon equipment had negligible salvage value. The Company typically elects not to transfer movable assets, such as chairs and shelves, to other salons as the cost of moving and storing such assets exceeds the cost of purchasing similar assets.  Accordingly, the Company included the carrying value of movable assets as part of its impairment testing.

The Company’s test for impairment is performed at a salon level as this is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  In accordance with SFAS No. 144, the Company initially identifies salons whose sum of undiscounted estimated future cash flows expected to result from the use of the related salon assets does not recover the carrying value of the salon assets.  When the sum of a salon’s undiscounted estimated future cash flows is zero or negative, impairment is measured as the full carrying value of the related salon’s equipment and leasehold improvements.  When the sum of a salon’s undiscounted estimated future cash flows is greater than zero but less than the carrying value of the related salon’s equipment and leasehold improvements, a discounted cash flow analysis is performed to estimate the fair value of the salon assets and impairment is measured as the difference between the carrying value of the salon assets and the estimated fair value.  The fair value estimate is based on the best information available, including market data.

As a result of the weakening economy and resulting decline in same-store sales across the Company’s various salon concepts, in the fourth quarter of fiscal year 2008, the Company evaluated its salons and identified 160 underperforming company-owned salons for potential closure.  The Company’s decision was announced in a release to the public on July 9, 2008.  Each of the 160 salons identified by the Company for potential closure had estimated negative undiscounted future cash flows.  Accordingly, the salon assets related to these 160 salons, and approximately 20 additional salons with estimated negative undiscounted future cash flows that were identified through the Company’s SFAS No. 144 testing procedures, were impaired and the carrying value aggregating $10.5 million was written off as of June 30, 2008.

Negotiations with landlords were commenced subsequent to the Company’s fiscal year ended June 30, 2008 and related Form 10-K filing.  In a number of cases, these negotiations with landlords resulted in rent reductions instead of lease terminations.  Subsequently, the Company elected to operate such salons with rent reductions instead of closing them due to the significant cost savings this afforded.  As of December 31, 2008, the Company had closed 35 stores and negotiated rent reductions for four salons. The remaining 121 stores were open and fully operational as of December 31, 2008.

No salon equipment and leasehold improvements were classified as held for sale as all of the criteria in paragraph 30 of SFAS No. 144 were not met.  In accordance with SFAS No. 144, all of the Company’s salon assets that were impaired as of June 30, 2008 were considered held and used as the Company intends to operate the identified salons.

3.               We note that you evaluated the appropriateness of the remaining useful lives of your property and equipment affected by your impairment charges. Tell us why you concluded that a change in the useful life was not warranted as of June 30, 2008, in light of your decision in July 2008 to close up to 160 underperforming Company owned salons in fiscal 2009.

Response

In the fourth quarter of fiscal year 2008, the Company performed a test for long-lived asset impairment in accordance with SFAS No. 144 and recognized an impairment charge for the full carrying value of certain salons’ equipment and leasehold improvements of $10.5 million.  All of the salons included in the impairment charge had estimated negative undiscounted future cash flows.  Up to 160 of the salons included in the impairment charge were also identified for potential closure. The Company assessed the useful lives of its equipment and leasehold improvements in connection with its long-lived asset impairment test.  The Company considered a change to the useful lives of the unaffected salon assets and determined that no change was warranted as the Company planned to continue operating the unaffected salons in the normal course of business.  The useful lives of the Company’s salon assets correspond to the lesser of the lease term or useful life of the assets.

Advertising Funds, page 78

4.               Tell us your basis in the accounting literature for not reflecting the activities of the advertising funds in your financial statements, in light of the fact that certain of your company-owned salons are required to contribute to these funds. Clarify how you recognize advertising expense for these company-owned salons.

Response

The Company has various franchising programs supporting its franchise salon concepts consisting of Supercuts, Cost Cutters, First Choice Haircutters, Magicuts, and Pro Cuts.  Most of the concepts maintain advertising funds that provide comprehensive advertising and sales promotion support.

The Supercuts advertising fund is the Company’s largest advertising fund.  The Supercuts advertising fund is administered by a council consisting primarily of franchisee representatives.  The council has overall control of all of the fund’s expenditures and operates in accordance with terms of the franchise operating and other agreements.

Each Supercuts store contributes 5.0 percent of sales to the fund (contributions for other concepts range between 1.5 percent and 5.0 percent).  The majority of the advertising funds are spent to support media placement and local marketing activities. The remainder is allocated for the creation of national advertising campaigns and system wide activities.  None of the advertising funds collected may be used by the Company as reimbursement for the cost of administering the advertising fund.  Advertising funds can only be used as directed by the fund’s council and are considered to be restricted.

The Company records all advertising funds as assets and liabilities within the Company’s Consolidated Balance Sheet. As of June 30, 2008 and 2007, approximately $16.3 million and $14.4 million, respectively, of the advertising funds’ assets were recorded within total assets in the Company’s Consolidated Balance Sheet. As of June 30, 2008 and 2007, approximately $16.3 million and $14.4 million, respectively, of the advertising funds’ liabilities were recorded within total liabilities in the Company’s Consolidated Balance Sheet. As the advertising fund balances were approximately 1.5 percent of total assets and liabilities as of June 30, 2008 and 2007, respectively, the Company did not separately disclose these balances in its Consolidated Balance Sheet.

The Company records advertising expense in the period the company-owned salon makes contributions to the respective advertising fund.  During fiscal years 2008, 2007, and 2006 Company-owned salon contributions to the franchise advertising funds totaled $35.9 million, $31.3 million, and $27.5 million, respectively.

We act as an agent for the franchisees with regard to these contributions to the advertising funds. Thus, in accordance with Statement of Financial Accounting Standards No. 45, Accounting for Franchise Fee Revenue, (SFAS No. 45) we do not reflect contributions to these advertising funds by our franchisees in our Consolidated Statement of Operations or Consolidated Statement of Cash Flows but reflect the related assets and liabilities in our Consolidated Balance Sheet consistent with paragraph 16 of SFAS No. 45.

The information above will be included in Note 1 to the Consolidated Financial Statements..

Self Insurance

5.               In future filings, disclose your self-insurance accounting policies and advise us. Please quantify in your disclosure your accruals for IBNR losses and provide a roll forward schedule of the activity within your workers’ compensation accrual. Also, clarify for readers where your self insurance accruals are reported within your balance sheet. In this regard, we note on page 83 the amount accrued for insurance. However, it is unclear how much you have recorded on a noncurrent basis.

Response

In future filings, we will expand our self insurance accruals disclosure within Note 1 to the Consolidated Financial Statements to substantially read as follows [added text is underlined]:

Self Insurance Accruals:

The Company uses a combination of third party insurance and self-insurance for a number of risks including workers’ compensation, health insurance, employment practice liability and general liability claims.  The liability represents an estimate of the undiscounted ultimate cost of uninsured claims incurred as of the balance sheet date.

The workers’ compensation, general liability and employment practices liability analysis includes applying loss development factors to the Company’s historical claims data (total paid and incurred amounts per claim) for all policy years where the Company has not reached its aggregate limits to project the future development of incurred claims.  The workers’ compensation analysis is performed for four models; California, Ohio, Texas and all other states.  A variety of accepted actuarial methodologies are followed to determine these liabilities, including several methods to predict the loss development factors for each policy period.  These confidence levels are determined by modeling the frequency (number of claims) and severity (cost of claims), fitting statistical distributions to the experience, and then running simulations to set the confidence levels. A similar analysis is performed for both general liability and employment practices liability, however, it is a single model for all liability claims rather than the four separate models used for workers’ compensation.

The health insurance analysis utilizes trailing twelve months of paid and 24 months of incurred medical and prescription claims to project the amount of incurred but not yet reported claims liability amount.  The lag factors are developed based on the Company’s specific claim data utilizing a completion factor methodology.  The developed factor, expressed as a percentage of paid claims, is applied to the trailing twelve months of paid claims to calculate the estimated liability amount.  The calculated liability amount is reviewed for reasonableness based on reserve adequacy ranges for historical periods by testing prior reserve levels against actual expenses to date.

Although the Company does not expect the amounts ultimately paid to differ significantly from the estimates, self-insurance accruals could be affected if future claims experience differs significantly from the historical trends and actuarial assumptions.  For fiscal years 2008, 2007, and 2006, we recorded increases or (decreases) in expense from changes in estimates related to prior year open policy periods of $(7.1) million, $(10.2) million, and $1.0 million, respectively.  A 10.0 percent change in the self-insurance reserve would affect income before income taxes and equity in income of affiliated companies by $4.7 million, $4.8 million and $5.2 million for the three years ended June 30, 2008, 2007 and 2006, respectively.  The Company updates loss projections each year and adjusts its our recorded liability to reflect the current projections.  The updated loss projections consider new claims and developments associated with existing claims for each open policy period.  As certain claims can take years to settle, the Company has multiple policy periods open at any point in time.

A rollforward of the activity within the Company’s workers’ compensation self-insurance accruals is as follows:

Workers’ Compensation Self Insurance Accrual
(Dollars in thousands)
Balance at June 30, 2005	$36,444
Provision for incurred losses	19,406
Prior year actuarial adjustments	(2,657)
Claim payments	(11,423)
Other, net	376
Balance at June 30, 2006	$42,146

Provision for incurred losses	16,848
Prior year actuarial adjustments	(8,035)
Claim payments	(10,941)
Other, net	(291)
Balance at June 30, 2007	$39,727

Provision for incurred losses	16,652
Prior year actuarial adjustments	(8,923)
Claim payments	(12,059)
Other, net	(274)
Balance at June 30, 2008	$35,123

Provision for incurred losses	7,844
Prior year actuarial adjustments	(5,635)
Claim payments	(6,086)
Other, net	(112)
Balance at December 31, 2008	$31,134

Noncurrent Classification

As of June 30, 2008 and 2007, the Company had recorded the entire amount of its self insurance accruals as current liabilities.  The Company acknowledges that as of June 30, 2008 and 2007, approximately $26.9 million and $27.5 million, respectively, of its self insurance accruals should have been recorded as a noncurrent liability.  The Company has performed an analysis of this misclassification based on the guidance provided in SEC Staff Accounting Bulletin: No. 99, Assessing Materiality (SAB No. 99).  A summary of the quantitative and qualitative factors considered in the Company’s SAB No. 99 analysis is outlined below:

Quantitative Considerations:

•                  As of June 30, 2008, current liabilities is overstated by 5.6 % and noncurrent liabilities is understated by 3.4%. As of June 30, 2007, current liabilities is overstated by 5.4 % and noncurrent liabilities is understated by 3.9%. The impact on current liabilities and noncurrent liabilities within the interim periods during fiscal years 2008 and 2007 is consistent with the impact as of June 30 for each respective fiscal year end.

•                  The misclassification had no impact on total liabilities.

•                  The misclassification does not impact the Company’s Consolidated Statement of Operations, including net income and earnings per share or the Company’s Consolidated Statement of Cash Flows.

Qualitative Considerations:

•                  Working capital is not a key performance indicator and is not focused upon within the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•                  The misclassification does not affect incentive compensation payouts under the Company’s compensation plans.

•                  The impact of the misclassification does not affect loan covenants, contractual requirements or regulatory compliance.

•                  The misclassification is not representative of fraud or an unlawful transaction.

Based on the assessment of both the quantitative and qualitative factors discussed above, the Company does not believe that the misclassification of non-current self insurance reserves is material to the financial statements as a whole.  However, beginning with the Company’s Form 10-Q for the period ended March 31, 2009, the Company will appropriately classify the noncurrent portion of its self insurance reserve as a noncurrent liability.

6.               Please provide us a detailed explanation of why it was necessary and appropriate for you to reverse your workers’ compensation loss accruals in fiscal 2007, 2008, and 2009. With respect to each reversal, tell us what information became known to management that triggered the reversal and why at that time you believed the remaining loss accrual was your best estimate of your probable loss consistent with guidance in SFAS No. 5.

Response

The Company recorded a positive adjustment to its self-insurance accruals (which consists of workers’ compensation, employment practices liability and general liability insurance) of $6.8 million ($4.2 million net of tax) during the quarter ended December 31, 2008.  In addition, the Company recorded a positive adjustment of $7.1 million ($4.3 million net of tax), and $10.2 million ($6.7 million net of tax) during fiscal years 2008 and 2007, respectively, and a negative adjustment of $1.0 million ($0.6 million net of tax) during fiscal year 2006.  These amounts do not equal the amounts reported in the Workers’ Compensation Self Insurance Accrual table included in our response to comment #5 as these amounts also include adjustments to the Company’s general liability and employment practices liability accruals.

The positive adjustments to the self-insurance accruals relate primarily to an actuarial change in estimate in prior years workers’ compensation claims reserves ($8.9 million and $8.0 million during fiscal years 2008 and 2007, respectively) as a result of the Company’s implementation of a comprehensive safety program and safety incentive programs for salon employees.  The Company also implemented a new return to work program. The safety programs were implemented in fiscal years 2004 and 2005 and included training for all levels of the organization including all salon employees, managers and supervisors on variety of injury prevention topics, including, repetitive motion, lifting, slips and falls, hazardous materials and proper product storage. The safety programs were custom designed for salon environment and address the hazards that were specifically contributing to employee injury. The return to work program, implemented in fiscal year 2004, mandated placement of employees back in the salon once a doctor’s release was received. All of these programs matured over the next several years and, beginning in fiscal year 2007, the Company began to realize the benefits of these comprehensive programs through a reduction in the severity and frequency of incurred claims.

The safety training incentive program and return to work program were the most important reasons for the positive adjustment to the Company’s reserves, however, several positive legislative changes and improved claim handling procedures also contributed.  Workers’ compensation reforms implemented during fiscal years 2004 and 2005 in the state of California had a significant impact, as approximately 28% of claim costs were incurred in the state of California prior to this legislation.  In March of 2005, the Company became self-insured in the state of Ohio and benefited from using historical company loss development factors, rather than state-wide averages.  In November 2007, the Company elected to opt out of the workers compensation system in the state of Texas and implemented an injury benefit plan. By creating Company specific guidelines for work related injuries, the Company’s average incurred claim cost in the state of Texas dropped 86%.  Historically, approximately 14% of total claim costs were incurred in the state of Texas.

In summary, the implementation of a comprehensive safety program, safety incentive program, and return to work program, along with several positive legislative changes in California, dramatic program changes in Texas and Ohio and improved claims handling procedures were the primary reasons for reductions in the Company’s accruals.  As these programs and changes matured over time, the Company realized lower severity and frequency of incurred claims which ultimately improved the Company’s loss development and lowered its projected claims liability.  The benefits from the loss prevention programs and further legislative changes were realized over time as these types of initiatives are generally evolutionary in nature and take time to fully implement.  Several years of favorable historical trends were needed to support the lower loss development factors.

These changes can be seen in the following table which summarizes the Company’s average ultimate loss rates:

	FY09	FY08	FY07	FY06
(Per $100 of Payroll)
Average Ultimate Loss Rate	1.89	2.04	2.32	2.75
% reduction from prior year	7.4%	12.1%	15.6%	—

As described in our response to comment #5, the Company carefully evaluates its self-insurance accruals twice each year using the guidance in Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, (SFAS No. 5) which states that an estimated loss from a loss contingency should be accrued if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  The Company utilizes historical claims data and its knowledge of business and operational factors to consistently estimate the future development of incurred claims.  The Company believes that the changes in estimate were the result of events that have occurred in subsequent periods such as internal safety programs as well as legislative and other changes that improved loss rates from those known as of the respective balance sheet dates.  In addition, the Company has been transparent in its Management’s Discussion and Analysis of Financial Condition and Results of Operations by indicating the impact of these changes in estimates on its results of operations.

Note 3. Acquisitions, Investments in Affiliates and Loans, page 85

Investment in Empire Education Group, Inc., page 90

7.               You state that your effective ownership interest in Empire Education Group, Inc. (EEG) was 55.1 percent, while Empire Beauty School retained majority voting interest and responsibility for managing EEG. Describe for us in more detail the ownership structure of EEG and the nature of each investor’s equity interests and rights.

Response

Empire Education Group, Inc. (EEG) has 890 shares of issued and outstanding voting common stock.  As of December 31, 2008, EEG had two stockholders (1) Regis which owns 490 (55.06%) shares of EEG’s common stock and (2) a single individual who owns the remaining 400 (44.94%) shares of EEG’s common stock.  Although as described below, the more substantive voting control relates to the voting rights of the Board of Directors, Regis granted the other shareholder a proxy to vote such number of Regis’ shares such that the other shareholder would have voting control of 51% of the common stock of EEG.  EEG’s Board of Directors consists of five directors, one of which is designated by Regis.  The other four directors are designated by the other shareholder.  As such, Regis has only 20% voting interest on the Board of EEG.  The other shareholder has 80% voting interest on the Board of EEG which results in clear voting control of EEG.

Regis performed an analysis of its investment in EEG in accordance with FASB Interpretation No. 46 (R) (As Amended), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46R).  As part of the Company’s FIN 46R analysis, the Company performed a qualitative and quantitative analysis of EEG’s equity at risk.  The results of the Company’s qualitative analysis were not conclusive, therefore the Company performed a quantitative analysis of the equity. The Company utilized the Black Scholes put option methodology to determine EEG’s expected losses and concluded that EEG had sufficient equity at risk and therefore is not a variable interest entity (VIE).  Accordingly, EEG should be considered a voting interest entity.  As stated above, the single individual clearly has the majority of the voting interest and therefore under the voting interest model Regis should account for EEG as an equity method investment in its financial statements.

Further supporting our position, Regis does not have any special voting or participation rights in EEG beyond its 20% board representation.  A management team led by the other shareholder runs the day-to-day operations of EEG’s business from their business headquarters located in Pennsylvania.  Day-to-day operations include, but are not limited to, the approval of all operating and capital decisions including budgets and acquisitions/dispositions in ordinary course of business, approval and termination of management, and setting of management compensation. The framework of EITF No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (EITF 96-16) was considered and based on this framework, the Company concluded that its rights are “protective rights” and not “participating rights” as described in EITF 96-16.

As stated above, the other shareholder clearly owns a majority of the voting interest in EEG and therefore, under the voting interest model, Regis has accounted for EEG as an equity method investment in its consolidated financial statements.

Investment in MY Style, page 91

8.               Explain for us and disclose, in future filings, the terms of the exchangeable notes issued by Yamano Holding Corporation and its subsidiary. We note that as of June 30, 2008, you recorded a portion of the notes as a cost method investment. In addition, you also state at page 18 of your Form 10-Q for the quarter ended December 31, 2008 that you began recording a portion of the notes as an equity method investment. Tell us your basis in the accounting literature for your accounting treatment of this investment during the periods ended June 30, 2008 and December 31, 2008, including how you determined the value of the “exchangeable portion” of the notes.

Response

As of June 30, 2008 and December 31, 2008 the Company’s total investment in MY Style was $11.6 million and $17.9 million, respectively.

In April 2007, the Company purchased exchangeable notes issued by Yamano Holding Corporation (Original Exchangeable Notes) and a loan obligation of a Yamano Holdings subsidiary, MY Style, formally known as Beauty Plaza Co. Ltd., (MY Style Note) for an aggregate amount of 1.3 billion JPY ($11.3 million as of April 2007).

As of June 30, 2008, the principal amount of the exchangeable notes (Original Exchangeable Notes) issued by Yamano Holding Corporation was 389,550,000 Japanese Yen ($3.7 million).  The outstanding principal of 389,550,000 Japanese Yen ($3.7 million) and accrued interest of 21,581,284 Japanese Yen ($0.2 million) if outstanding as of September 30, 2008 were, by the original terms, to be redeemed by Yamano Holding Corporation.  The terms of the Original Exchangeable Notes also included a feature which allowed Regis to exchange, prior to the redemption date of September 30, 2008, a portion of the principal of the Original Exchangeable Notes (29,500,000 Japanese Yen or $0.3 million) for 118 ordinary shares of stock of Beauty Takashi KK (predecessor to MY Style Co, Ltd.), which was equivalent to 14.75% of the 800 ordinary shares of stock of Beauty Takashi KK outstanding as of the issuance date.

On September 24, 2008, Regis and Yamano Holding Corporation entered into a new exchangeable note agreement under which the principal amount of the exchangeable notes issued by Yamano Holding Corporation was 711,131,284 ($6.7 million) Japanese Yen (New Exchangeable Notes).  The New Exchangeable Notes replaced the Original Exchangeable Notes.  The principal amount of the New Exchangeable Notes represented the original principal of 389,550,000 Japanese Yen, 21,581,284 of accrued interest related to the Original Exchangeable Notes and an additional cash investment of 300,000,000 Japanese Yen ($2.9 million) by Regis.  The New Exchangeable Notes are to be redeemed by Yamano Holding Corporation in accordance with the following schedule: 100,000,000 Japanese Yen on September 30, 2009, 100,000,000 Japanese Yen on September 30, 2010 and 511,131,284 Japanese Yen on September 30, 2011 (the Final Redemption Date).  The interest rate on the exchangeable notes is 1.845%.  Interest is payable on the Final Redemption Date.  The terms of the New Exchangeable Notes also included a feature which allows Regis to exchange, prior to the Final Redemption Date, a portion of the New Exchangeable Notes (21,700,000 Japanese Yen or $0.2 million) for 217 ordinary shares of stock of MY Style Co, Ltd, which was equivalent to 27.1% of the 800 ordinary shares of stock of MY Style Co, Ltd. outstanding as of the issuance date.

In connection with the issuance of the Original Exchangeable Notes in April 2007, Regis paid a premium of approximately 573,000,000 Japanese Yen ($4.6 million) attributed to the value of the equity ownership in

MY Style Co, Ltd. to be obtained through its ability to convert a portion of the Original Exchangeable Notes.  Regis has the ability and intent to utilize this conversion feature which is supported by its economic incentive to acquire ownership in MY Style Co, Ltd.  Based on Regis’ consideration of APB No. 18, The Equity Method of Accounting for Investments in Common Stock (APB No. 18).  Regis accounted for the exchangeable portion of the Original Exchangeable Note as a cost method investment as Regis’ equity option represented less than 20% of the outstanding stock of MY Style and Regis did not believe that it had the ability to exercise significant influence over MY Style’s operating and financial policies.  If Regis does not utilize this conversion feature, the premium paid would be lost and it would not recover its full investment upon the final payment by Yamano Holding Corporation.  Accordingly, Regis concluded that the portion of the notes that could be converted to equity of MY Style Co, Ltd. was, in substance, equity and should be accounted for as an equity instrument rather than debt.  As such, Regis utilized the guidance in APB No. 18 to determine the accounting for that portion of the exchangeable notes.

In accordance with APB No. 18, Regis considered both quantitative and qualitative factors related to the exchangeable portion of the notes including but not limited to: (i) Original Exchangeable Notes allowed for Regis to convert into MY Style equity which represents 14.7% ownership, (ii) New Exchangeable Notes allow for Regis to convert into MY Style equity which represents 27.1% ownership and (iii) upon conversion of the New Exchangeable Notes, ownership of MY Style will be: Regis 27.1%, Yamano 72.9%, therefore majority ownership is concentrated among a small group of shareholders.  Upon the additional investment of 300,000,000 Japanese Yen and the amended terms resulting in a 27.1% ownership at Regis’ option, in September 2008 Regis believed that its ability to exercise significant influence over MY Style’s operating and financial policies had changed and therefore Regis began to account for the exchangeable portion of the New Exchangeable Notes as an equity method investment.  As such, Regis followed the guidance in paragraph 19 of APB No. 18 and retroactively applied the equity method of accounting to the MY Style investment.  The impact of the adjustment had an immaterial impact on the Company’s financial statements.

As of June 30, 2008, Regis determined the value of the MY Style equity investment to be 602,500,000 Japanese Yen which represented the premium paid in April 2007 of 573,000,000 Japanese Yen and the amount of principal to be converted of 29,500,000 Japanese Yen.  As of December 31, 2008, Regis determined the value of the MY Style equity investment to be 594,700,000 million Japanese Yen which represented the premium paid in April 2007 of 573,000,000 Japanese Yen and the amount of principal utilized in the conversion of 21,700,000 Japanese Yen.

In future filings we will amend our MY Style investment footnote as follows [added text is underlined]:

MY Style

In April 2007, the Company purchased exchangeable notes issued by Yamano Holding Corporation (Exchangeable Note) and a loan obligation of a Yamano Holdings subsidiary, MY Style, formally known as Beauty Plaza Co. Ltd., (MY Style Note) for an aggregate amount of 1.3 billion JPY ($11.3 million).  As of March 31, 2009, $X.X million and $X.X million are recorded in the Condensed Consolidated Balance Sheet as current assets and investment in affiliates and loans, respectively representing the Company’s total  investment in MY Style. The exposure to loss related to the Company’s involvement with MY Style is the carrying value of the investment and the outstanding notes.  Yamano Holding Corporation and the Company have an agreement with respect to their joint pursuit of opportunities relating to retail hair salons in Asia.

Exchangeable Note.  As of March 31, 2009 the amount outstanding under the Exchangeable Note is $X.X million (JPY 711,131,284). The Exchangeable Note is to be redeemed by Yamano Holding Corporation in accordance with the following schedule:  JPY 100,000,000 on September 30, 2009, JPY 100,000,000 on September 30, 2010 and JPY 511,131,284 on September 30, 2011.  The Exchangeable Note accrues interest at 1.845% and interest is payable on September 30, 2011 with the final principal payment.  Prior to September 30, 2011 Regis has the option to exchange a portion of the Exchangeable Note (21,700,000 JPY) for 217 ordinary shares of stock of MY Style Co, Ltd, which was equivalent to 27.1% of the 800 ordinary shares of stock of MY Style Co, Ltd. outstanding as of the issuance date.  The exchangeable portion of the Exchangeable Note is recorded as an equity method investment as it is probable that the Company will exercise its right to exchange a portion of the note into equity of MY Style.

In September 2008, the Company advanced an additional 300,000,000 JPY ($2.9 million as of September 2008) to Yamano Holding Corporation and extended the maturity date of the existing Exchangeable Note to September 2011.  In connection with the 300,000,000 JPY advance the exchangeable portion of the Exchangeable Note increased from approximately 14.8 percent to 27.1 percent of the outstanding shares of MY Style. Prior to September 2008 the exchangeable portion of the Exchangeable Note was accounted for by Regis as a cost method investment.

MY Style Note.  As of March 31, 2009 the amount outstanding under the MY Style Note is $X.X million (JPY X.X million). Principal payments of 52,164,000 Japanese Yen along with accrued interest are due annually on May 31 through May 31, 2012.  The MY Style Note accrues interest at 3%.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Note 6. Acquisitions, Investment in and Loans to Affiliates, page 16

Provalliance, page 17

9.               We note your disclosure that you concluded that Provalliance is a variable interest entity for which you are not the primary beneficiary. Describe for us in more detail how you made these determinations under the guidance of FIN 46R.

Response

The Company utilized the guidance in FIN46R to determine whether or not its investment in Provalliance was a variable interest entity (VIE), and if so, whether the Company was the primary beneficiary of the VIE.  As a starting point, the Company considered the following ownership and governance structure in its FIN46R assessment:

The equity interests of Regis and the Provost Group in Provalliance are 30% and 70%, respectively.  The Provost Group consists of the Franck Provost Family and Artal Services.

The operations of Provalliance are overseen by a five-member executive committee consisting of one voting representative designated by Regis, three voting representatives designated by the Franck Provost family and one voting representative designated by Artal Services.  As such, the Provost Group has clear voting control with four of the five voting members of Provalliance.  Based on the terms of the governing document, excluding customary veto rights, Regis does not have any additional voting, protective or participating rights other than its one member voting representation on the executive committee (i.e., none of the contractual terms will provide Regis any “special” governing rights).

The management team of the Franck Provost family operates Provalliance from its offices located in Paris, France.  The Franck Provost family does not have any operations other than its ownership in and management of Provalliance.

This transaction contains a right (Put) to require Regis to purchase additional ownership interest in Provalliance between specified dates in 2010 to 2018.  The acquisition price is determined based on the earnings before interest, taxes and depreciation and amortization of Provalliance for a trailing twelve month period which is intended to approximate fair value.  The transaction also contains an option (Call) whereby Regis can acquire additional ownership interest in Provalliance between specified dates in 2018 to 2020 at an acquisition price determined consistent with the Put.

Regis concluded that Provalliance is a VIE based on the fact that the holders of the equity investment at risk, as a group, lack the obligation to absorb the expected losses of the entity (paragraph 5.b.(2) of FIN 46R).  The Put is based on a formula that may or may not be at market when exercised, therefore, it could provide Regis with the characteristic of a controlling financial interest or could prevent the Provost Group from absorbing its share of expected losses by transferring such obligation to Regis.  Under certain circumstances, including a decline in the fair value of Provalliance, the Put could be exercised and the Provost Group could be protected from absorbing the downside of the equity interest.  As such, the Put absorbs a large amount of variability.  Therefore, this characteristic results in Provalliance being a VIE.

The Provalliance shareholders hold protective rights restricting any of the other shareholders from selling any of their shares in the combined entity.  Further, none of the shareholders may grant any security interest on the shares unless prior approval is received from each of the shareholders.  Because of these restrictions on transfer of shares, which limit both of the equity owner’s ability to transfer or sell or encumber their ownership interest without the approval of the other, a de facto related party relationship exists as outlined in paragraph 16 of FIN 46R.  As a result, management evaluated which party was most closely associated with the variable interest entity as outlined in paragraph 17 of FIN 46R and identified the Franck Provost family as the primary beneficiary.

Based on paragraph 17(b) of FIN 46R, Regis determined that the relationship and the significance of the activities of Provalliance is most closely associated to the Franck Provost family.  While Provalliance represents substantially all of Regis’ business in continental Europe, it is only a relatively small portion of the whole Company. Alternatively, for the Franck Provost family, Provalliance represents substantially its entire operations.  Provalliance was formed from the contribution of Regis’ business in continental Europe and all of the Franck Provost family’s operations.  Furthermore, Franck Provost family’s operations are now so intertwined with Provalliance that it could be concluded that such operations are substantially one in the same with the Franck Provost family’s operations.  Sales, operations, management, etc. of Provalliance are substantially the same as the Franck Provost family.  In addition, the former management team of the Franck Provost family is the management team of Provalliance.  Regis’ participation in the ongoing operations of Provalliance consists of the one seat (of five) it holds on the Executive Committee.

Furthermore, the Franck Provost family has more exposure to the expected losses of Provalliance than do any of the other parties within the related party group. Regis determined, based on a quantitative analysis in accordance with paragraph 17c of FIN 46R that the Franck Provost family had greater exposure to the expected losses of Provalliance.  The variability that Regis could be required to absorb via its equity interest in Provalliance and its expanded equity interest via exercise of the Put was determined to be well less than 50 percent.

Based on the considerations above, the Company believes that it is conclusive that the primary beneficiary of Provalliance is the Franck Provost family. Further, it should be noted that even if Provalliance was not considered to be a VIE, the the Franck Provost family would be required to consolidate Provalliance under the voting model by virtue of its controlling interest and the fact that Regis does not hold any rights that would allow it to exercise control the entity.  Regis has accounted for its interest in Provalliance as an equity investment, since consummation of the transaction on January 31, 2008.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 30

Goodwill, page 30

10.         We note that you recorded impairment charges for the goodwill associated with Trade Secret and the salon concepts in the United Kingdom. In light of the significance of your remaining goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insight and assumptions with regard to the recoverability of the remaining balance of goodwill. Specifically, we believe you should provide the following information regarding your goodwill impairment test:

•      Provide a more detailed description of the steps that you perform to review goodwill for recoverability.

•      Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•                  Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis.

•                  Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

For further guidance, refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with the above information and revise your disclosures accordingly, in future filings.

Response

Description of Steps Performed

In evaluating whether goodwill was impaired, the Company compared the carrying value of each reporting unit, including goodwill, to the estimated fair value of the reporting unit. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit, including allocation of shared or corporate balances among reporting units. Allocations are generally based on the number of salons in each reporting unit as a percent of total company-owned salons. The Company calculated the estimated fair value of the reporting units based on discounted future cash flows that utilize estimates in annual revenue growth, gross margins, fixed expense rates, allocated corporate overhead, and long-term growth for determining terminal value.  The Company’s estimated future cash flows also take into consideration acquisition integration and maturation. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow. We consider our various concepts to be reporting units when we test for goodwill impairment because that is where we believe goodwill resides.

In the situations where a reporting unit’s carrying value exceeds its fair value, the amount of the impairment loss must be measured.  The measurement of impairment is calculated by determining the implied fair value of a reporting unit’s goodwill. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all other assets and liabilities of that unit based on the relative fair values. The excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of goodwill. The goodwill impairment is measured as the excess of the carrying value of goodwill over its implied fair value.

As of December 31, 2008, the Company’s estimated fair value as determined by the sum of its reporting units based upon discounted cash flow calculations reconciled to within a reasonable range of market capitalization which included an assumed control premium.  The Company will perform its annual impairment test of goodwill during the third quarter of fiscal year 2009.  The annual impairment test will include a reconciliation of the Company’s estimated fair value as determined by the sum of its reporting units based upon discounted cash flow calculations to market capitalization within a reasonable range.

Goodwill Balance as of December 31, 2008 by Reporting Unit

A summary of the Company’s goodwill balance as of December 31, 2008 by reporting unit is as follows:

Reporting Unit	As of December 31, 2008
(Dollars in thousands)
Regis	$136,074
MasterCuts	4,652
SmartStyle	47,533
Supercuts	63,122
Promenade	354,097
Total North America Salons	605,478
Hair Restoration Centers	154,273
Consolidated Goodwill	$759,751

Nature of Valuation Techniques

The Company utilizes a discounted cash flow model to estimate the fair value of its reporting units.  The discounted cash flow model utilizes projected financial results for each reporting unit. The projected financial results are created from critical assumptions and estimates which are based on management’s business plans and historical trends. Critical assumptions utilized by the Company include estimated annual revenue growth, gross margins, fixed expense rates, allocated corporate overhead, long-term growth for determining terminal value and discount rates.   The Company’s estimated future cash flows also take into consideration acquisition integration and maturation.  A summary of the critical assumptions utilized in the second quarter of fiscal year 2009 interim impairment test are outlined below:

Annual revenue growth.  Annual revenue growth is primarily driven by assumed same-store sales rates of 0.0 percent to 2.5 percent. Other considerations include anticipated economic conditions, moderate acquisition growth, and the anniversary of reduced visitation patterns.

Gross margins.  Adjusted for anticipated salon closures, new salon construction and acquisitions estimated future gross margins were held constant in each year for all reporting units.

Fixed expense rates.  Fixed expense rate increases of 2.5 percent based on anticipated inflation were used in each year for all reporting units. Fixed expenses consisted of rent, site operating, and allocated general and administrative corporate overhead.

Allocated corporate overheads.  Corporate overhead incurred by the home office on behalf of the reporting units is allocated to certain reporting units based on the number of salons in each reporting unit as a percent of total company-owned salons.

Long-term growth.  Terminal value earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of 5.0x were used for all reporting units other than Hair Restoration Centers which used a terminal value EBITDA multiple of 6.0x to reflect the relevant expected acquisition price for this reporting unit.

Discount rates.  Discount rates of 11.0 percent were used for all reporting units that is consistent with a weighted average cost of capital for a potential market participant.

Changes in Assumptions and Methodologies

The Company did not change its methodology in determining the fair value of its reporting units for the interim impairment test performed in the second quarter of fiscal year 2009.  However, due to the continued decline in the global economic environment, the Company made changes to certain of the assumptions utilized in the discounted cash flow model.  The Company reduced assumed same-store sales rates to 0.0 percent to 2.5 percent in the interim test compared to same-store sales rates of 1.5 percent to 3.0 percent in the fiscal year 2008 impairment test.  Due to the decreases of EBITDA multiples in the market, the Company lowered the terminal value EBITDA multiples used from 6.0x to 5.0x for all reporting units with the exception of Hair Restoration Centers which was lowered from 7.0x to 6.0x.  The discount rate for all reporting units was increased from 10.5 percent to 11.0 percent based on a increasing weighted average cost of capital. Additionally, the Company performed a sensitivity analysis on the discount rate and fair value continued to exceed carrying value for all reporting units with an additional 1.0 percent increase to 12.0 percent.

The Company did not make significant changes to the projected gross margins, fixed expense rates and allocated corporate overhead assumptions as the actual amounts are historically consistent year over year.

The Company will perform its annual impairment test of goodwill during the third quarter of fiscal year 2009. The Company will evaluate if any of the assumptions and methodologies will need to be updated as a result of the current global economic environment.

In future filings, we will expand our goodwill critical accounting policy disclosure to substantially read as follows:

Goodwill:

As disclosed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, we perform our impairment analysis of goodwill during the third quarter of each fiscal year in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). In evaluating whether goodwill was impaired, the Company compared the carrying value of each reporting unit, including goodwill, to the estimated fair value of the reporting unit. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit, including allocation of shared or corporate balances among reporting units. Allocations are generally based on the number of salons in each reporting unit as a percent of total company-owned salons.

The Company calculated the estimated fair value of the reporting units based on discounted future cash flows that utilize estimates in annual revenue growth, gross margins, fixed expense rates, allocated corporate overhead, and long-term growth for determining terminal value.  The Company’s estimated future cash flows also take into consideration acquisition integration and maturation. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow. We consider our various concepts to be reporting units when we test for goodwill impairment because that is where we believe goodwill resides. We periodically engage third-party valuation consultants to assist in evaluation of the Company’s estimated fair value calculations.

The discounted cash flow model utilizes projected financial results for each reporting unit. The projected financial results are created from critical assumptions and estimates which are based on management’s business plans and historical trends.  A summary of the critical assumptions utilized during the fiscal year 2009 annual impairment test are outlined below:

Annual revenue growth.  Annual revenue growth is primarily driven by assumed same-store sales rates of X.X percent to X.X percent. Other considerations include anticipated economic conditions, moderate acquisition growth, and the anniversary of reduced visitation patterns.

Gross margins.  Adjusted for anticipated salon closures, new salon construction and acquisitions estimated future gross margins were held constant in each year for all reporting units.

Fixed expense rates.  Fixed expense rate increases of X.X percent based on anticipated inflation were used in each year for all reporting units. Fixed expenses consisted of rent, site operating, and allocated general and administrative corporate overhead.

Allocated corporate overheads.  Corporate overhead incurred by the home office on behalf of the reporting units is allocated to certain reporting units based on the number of salons in each reporting unit as a percent of total company-owned salons.

Long-term growth.  Terminal value earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of X.Xx were used for all reporting units other than Hair Restoration Centers which used a terminal value EBITDA multiple of X.Xx to reflect the relevant expected acquisition price for this reporting unit.

Discount rates.  Discount rates of X.X percent were used for all reporting units that is consistent with a weighted average cost of capital for a potential market participant.

In the situations where a reporting unit’s carrying value exceeds its fair value, the amount of the impairment loss must be measured.  The measurement of impairment is calculated by determining the implied fair value of a reporting unit’s goodwill. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all other assets and liabilities of that unit based on the relative fair values. The excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of goodwill. The goodwill impairment is measured as the excess of the carrying value of goodwill over its implied fair value.

A summary of the Company’s goodwill balance as of March 31, 2009 by reporting unit is as follows:

Reporting Unit	As of March 31, 2009
(Dollars in thousands)
Regis	$ XXX,XXX
MasterCuts	X,XXX
SmartStyle	XX,XXX
Supercuts	XX,XXX
Promenade	XXX,XXX
Total North America Salons	XXX,XXX
Hair Restoration Centers	XXX,XXX
Consolidated Goodwill	$ XXX,XXX

11.         You state that the estimated fair value of Hair Restoration Centers exceeded its carrying value by approximately five percent at December 31, 2008. In future filings, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

Response

In future filings, beginning with our Form 10-Q for the quarter ending March 31, 2009, we will provide the following disclosure for a sensitivity analysis of our most recent impairment test assumptions for Hair Restoration Centers.

The following table summarizes the approximate impact that a change in certain critical assumptions would have on the estimated fair value of our Hair Restoration Centers goodwill balance (the approximate impact of the change in critical assumptions assumes all other assumptions and factors remain constant, in thousands, except percentages):

Critical Assumptions	Change		Approximate Impact on Fair Value
(in thousands)
Discount Rate	X.X	%	$ XXX
Same-Store Sales	X.X	%	XXX

As specifically requested by the Commission, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Randy L. Pearce
Randy L. Pearce
Senior Executive Vice President,
Chief Financial and Administrative Officer

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief
Melissa Hauber, Senior Staff Accountant